# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Semrush Holdings, Inc., CIK 0001831840
CUSIP: 81686C104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 800 Boylston Street, Suite 2475, Boston, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001628280-25-025515
Filed by CIK 0001849417

## Reporting persons
- Shchegolev Oleg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 49,449,381; shared voting power 0; sole dispositive power 49,449,381; shared dispositive power 0; aggregate amount beneficially owned 49,449,381 (33.2% of the class)

## Item 1. Issuer
Name of issuer: Semrush Holdings, Inc.
Address of issuer's principal executive offices: 800 Boylston Street, Suite 2475, Boston, MA, 02199

## Item 2. Person Filing
Name of person filing: Oleg Shchegolev
Address of principal business office or, if none, residence: 800 Boylston Street, Suite 2475, Boston, Massachusetts 02199
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: An aggregate of 49,449,381 shares of Class A common stock (including shares underlying Class B common stock, restricted stock units and stock options convertible and/or exercisable within 60 days of June 30, 2025), consisting of (1) 6,770,693 shares of Class A common stock and 2,000,000 shares of Class B common stock held by Mr. Shchegolev individually, (2) 243,118 shares of Class A common stock issuable to Mr. Shchegolev upon vesting and settlement of restricted stock units that have vested or shall vest within 60 days after June 30, 2025, (3) 475,795 shares of Class A common stock issuable to Mr. Shchegolev upon exercise of stock options that are exercisable within 60 days of June 30, 2025, (4) 3,138,040 shares of Class A common stock held by Shchegolev Holdings, LLC (the "Shchegolev LLC"), (5) 26,739,320 shares of Class A common stock and 10,082,415 shares of Class B common stock held by The Oleg Shchegolev Irrevocable Non-Exempt Trust of 2020 (the "Shchegolev Non-Exempt Trust"). The Oleg Shchegolev Irrevocable GST Trust of 2020 (the "GST Trust" and together with the Shchegolev LLC and the Shchegolev Non-Exempt Trust, the "Shchegolev Trusts") is the sole Member, of the Shchegolev LLC. The Shchegolev Trusts were established for the benefit of Mr. Shchegolev and/or certain members of Mr. Shchegolev's family. Mr. Shchegolev may be deemed to have sole voting power and sole dispositive power with respect to the shares held by the Shchegolev Trusts and Shchegolev LLC.
Percent of class: The 49,449,381 shares of Class A common stock owned or deemed beneficially owned by Mr. Shchegolev, when all shares underlying Class B common stock, restricted stock units and stock options are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, represent approximately 33.2% of the outstanding shares of Class A common stock. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 37,366,966 shares of Class A common stock and 12,082,415 shares of Class B common stock beneficially owned by the reporting person represent 46.8% of the aggregate combined voting power of the Class A common stock and Class B common stock. The percent of class was calculated based on 127,469,912 shares of Class A common stock and 21,019,818 shares of Class B common stock outstanding as of June 30, 2025.
Sole power to vote or to direct the vote: 49,449,381
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 49,449,381
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Shchegolev Oleg: /s/ David Mason, David Mason, as Attorney-in-Fact (08/11/2025)